June 28, 2012

Via EDGAR Filing

Mr. Tom Kluck

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC 20549

Re:	W. P. Carey Inc.

Amendment No. 3 to the Registration Statement on Form S-4

Filed June 28, 2012

File No. 333-180328

Dear Mr. Kluck:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey Inc.”), W. P. Carey & Co. LLC (“W. P. Carey”) and Corporate Property Associates 15 Incorporated (“CPA®:15”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated June 22, 2012. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Registration Statement on Form S-4 (File No. 333-180328) (the “Joint Proxy Statement/Prospectus”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Joint Proxy Statement/Prospectus (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3 as well as three copies of Amendment No. 3 that are marked to show all changes made since the filing of Amendment No. 2 to the Joint Proxy Statement/Prospectus on June 11, 2012.

W. P. Carey’s Reasons for the Merger and the REIT Conversion and the W .P. Carey Merger, page 65

1.	We are only able to locate the disclosure concerning expected AFFO per share increase as a reason put forth by the CPA 15 board and special committee in evaluating your response to comment 7. Please revise to clarify if W. P. Carey’s board and special committee also concluded there would be an AFFO per share increase for the combined company and note the consideration of the possible dilutive effect. Also, please discuss the analysis that concludes that AFFO per share would increase due to the merger.

U.S. Securities and Exchange Commission

June 28, 2012

Page Two

Response:

The requested disclosure has been added on pages 65 and 66. For a description of the requested analysis, we respectfully direct the Staff to the third bullet point on page 76.

Information about W. P. Carey, page 124

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 139

Lease Revenues, page 158

2.	We note your response to comment 14 and the revised disclosure on pages 158 and 159. You indicate that you did not enter into any “significant” new leases during the quarter ended March 31, 2012. Please revise to discuss leasing activity for the interim period of the six signed leases, similar to your disclosure for 2011 or advise.

Response:

We have revised our disclosure on page 158 to incorporate our prior response to comment 14.

Information About CPA 15, page 177

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 189

Adjusted Cash Flow from Operating Activities, page 229

3.	We note your response to prior comment 15. The composition of such adjustments used to determine Adjusted cash flow from operating activities (“ACFO”) is not apparent from your financial statements. As such, please disclose a reconciliation of these amounts to amounts presented within the audited financial statements. If amounts are not easily determined from the financial statements, please disclose the usefulness of such adjustments in determining ACFO. Please also provide similarly updated disclosures within the section Information About W. P. Carey.

Response:

We have revised our disclosures on pages 183 and 230 to expand our reconciliation of ACFO in order to incorporate those amounts that are more readily reconcilable to the audited financial statements. Where amounts were not easily determined from the financial statements, we have expanded the explanations associated with those adjustments to give the reader a clear explanation as to why we find such adjustments useful and meaningful.

W. P. Carey Inc. Unaudited Pro Forma Consolidated Financial Information, page F-2

Unaudited Pro Forma Consolidated Balance Sheet, page F-5

4.	Please include reference to adjustment B(v) related to Prepaid and deferred rental income and security deposits to illustrate $4.0 million impact of liability for deferred rent applicable to this line item, or tell us why such adjustment no longer applies.

U.S. Securities and Exchange Commission

June 28, 2012

Page Three

Response:

The requested disclosure has been added on page F-5.

Corporate Property Associates 15 Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-107

Note 2. Summary of Significant Accounting Policies, page F-107

Out-of-Period Adjustments, page F-107

5.	Please provide to us a reconciliation of these amount presented in your materiality analysis with the amounts disclosed in the financial statements for each year presented.

Response:

We have reconciled the impact of each individual out-of-period adjustment recorded during the year ended December 31, 2011, as disclosed in Note 2 to the December 31, 2011 Consolidated Financial Statements of CPA®:15 on Page F-107, as though they had been reflected in their relevant periods, to the correction impact on pre-tax income from continuing operations reflected in our prior response to comment 17 as follows (dollars in thousands):

	S-4 Page Reference	Total Impact on year ended December 31,	Impact on Years Ended December 31,
		2011	2010	2009	2008	2007	2006 and Prior
Out of Period Adjustments – As Disclosed in CPA®:15’s Form 10-K
Impairment Charges	F-107	$3,047	$(328)	$2,866	$509	$—	$—
Lease Revenues	F-107	2,914	134	134	134	190	2,322
Income from Equity Investments	F-107	1,192	(566)	178	254	(118)	1,444
Income Taxes	F-107	(979)	(510)	(153)	(316)	—	—
Interest Income from Direct Financing Leases	F-107	700	2,407	228	(1,880)	(16)	(39)
Other		(358)	121	38	(59)	(437)	(21)

Total After-Tax Correction Impact – As Disclosed in CPA®:15’s Form 10-K	F-107	6,516	1,258	3,291	(1,358)	(381)	3,706
Less:
Income Taxes:		979	510	153	316	—	—
Discontinued Operations:		(2,914)	(134)	(134)	(134)	(190)	(2,322)

Total Pre-Tax Correction Impact on Continuing Operations – As Reflected in June 11, 2012 Comment Letter Response (Comment 17)		$4,581	$1,634	$3,310	$(1,176)	$(571)	$1,384

Purchase Price Allocation, page F-108

6.	We note your response to prior comment 18. Please address the following:

•	Clarify whether all below market leases are determined to contain “materially favorable renewal options;” and

•

Provide a robust discussion to detail all factors considered by management in determining when a renewal option is materially favorable, as you indicate management currently does not factor historical renewal rates into such consideration.

U.S. Securities and Exchange Commission

June 28, 2012

Page Four

Response:

The Company confirms that while all leases are evaluated for the inclusion of favorable renewal options, not all below market leases contain such provisions. To further clarify, while a lease may have a below market rent during the initial contract term, the rent during the renewal option may not be below the estimated market rent at that time.

Management believes that all option periods whereby the renewal rate is estimated to be below the then market rent as of the date of acquisition represent a favorable renewal option that meet the accounting definition of a below market lease intangible liability. However, for purposes of recognizing a below market liability in our financial statements, we consider the materiality of such intangible liability to the overall acquisition in the aggregate. The aggregate below market liability relating to favorable renewal options that were not recognized since inception of the Company in our consolidated financial statements was approximately $4 million. We concluded that this amount was not material to our consolidated balance sheet or statement of operations for any period presented, after evaluating both qualitative and quantitative considerations.

As management believes that all identified below market renewal options represent intangible liabilities, it does not believe that factors such as the historical renewal rates are relevant in the determination of such liability for the reasons stated in our previous response.

U.S. Securities and Exchange Commission

June 28, 2012

Page Five

In responding to the Staff’s comments, W. P. Carey, W. P. Carey Inc. and CPA®:15 each acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

Very truly yours,

/s/ Trevor P. Bond

Trevor P. Bond

cc:	Paul Marcotrigiano, Esq.

W. P. Carey & Co. LLC

Christopher P. Giordano, Esq.

Sanjay M. Shirodkar, Esq.

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Audrey S. Leigh, Esq.

Clifford Chance US LLP